July 18, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Re:	HMS Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 13, 2013
File No. 000-50194

Ladies and Gentlemen:

Thank you for your call earlier today. This confirms that we are now in receipt of your letter dated July 2, 2013, and will provide our responses to your comments within ten business days of the date hereof.

Very truly yours,

/s/ Walter D. Hosp

Walter D. Hosp

Executive Vice President,
Chief Financial Officer & Chief Administrative Officer

5615 Highpoint Drive   |   Irving, TX 75038   |   Tel 214.453.3000   |   Fax 214.453.3023   |   www.hms.com